Asx Announcement

(ASX: NVX)

EXHIBIT 99.1

NOVONIX Appoints Michael O’Kronley as Chief Executive Officer

Chattanooga, TN (USA), 28 April 2025 - NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or the “Company”), a leading battery materials and technology company today announced the appointment of Michael O’Kronley as Chief Executive Officer, effective 19 May 2025.

With a strong technical foundation in engineering, Mr. O’Kronley brings over 30 years of automotive experience, including 15 years in the Lithium-ion battery and battery materials space. Most recently, Mr. O’Kronley served as Chief Executive Officer of Ascend Elements where he increased the enterprise value of the company by US$1.6 Billion in 5 years.

Admiral Robert J Natter, USN Ret., Chairman of NOVONIX said “We are thrilled to welcome Mr. O’Kronley to the NOVONIX team. His professional accomplishments as well as his extensive experience in manufacturing, operations, and scaling critical minerals production, makes him an ideal choice. We’re confident in his ability to lead the Company into its next phase of growth from our headquarters in Chattanooga, Tennessee.”

Michael O’Kronley, incoming Chief Executive Officer said “It’s an honour to join NOVONIX at such a pivotal time. I look forward to working with the team to build on recent successes and ultimately onshore the graphite supply chain in North America.”

Mr. O’Kronley succeeds Mr. Robert Long, who has served as Interim CEO since January 2025. He will now resume his role as Chief Financial Officer, continuing to play a key role in the Company’s strategic and financial leadership.

“I’d like to extend our sincere thanks to Mr. Long for his leadership over the past several months. He has provided invaluable stability and strategic direction during this important time and we’re grateful he will continue in his role as CFO,” added Admiral Natter.

Details of the remuneration for Mr. O’Kronley as CEO are set out in Appendix 1.

ACN 157 690 830, 1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com

This announcement has been authorised for release by Admiral Robert J Natter, USN Ret., Chairman.

About NOVONIX
NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The Company manufactures industry-leading battery cell testing equipment, is growing its high-performance synthetic graphite material manufacturing operations, and has developed a patented all-dry, zero-waste cathode synthesis process. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future.

To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited
Scott Espenshade, ir@novonixgroup.com (investors)
Stephanie Reid, media@novonixgroup.com (media)

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements about the Company and the industry in which we operate. Forward-looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions. Examples of forward-looking statements in this communication include statements we make regarding our plans to commence commercial scale production at our Riverside facility and grow our synthetic graphite production over the coming years.

We have based such statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or

ACN 157 690 830, 1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com

achievements expressed or implied by the forward-looking statements. Such factors include, among others, the timely deployment and scaling of our furnace technology, our ability to meet the technical specifications and demand of our existing and future customers, the accuracy of our estimates regarding market size, expenses, future revenue, capital requirements, needs and access for additional financing, the availability and impact and our compliance with the applicable terms of government financing support, our ability to obtain patent rights effective to protect our technologies and processes and successfully defend any challenges to such rights and prevent others from commercializing such technologies and processes, and regulatory developments in the United States, Australia and other jurisdictions. These and other factors that could affect our business and results are included in our filings with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s most recent annual report on Form 20-F. Copies of these filings may be obtained by visiting our Investor Relations website at www.novonixgroup.com or the SEC’s website at www.sec.gov.

Forward-looking statements are not guarantees of future performance or outcomes, and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Accordingly, you should not place undue reliance on forward-looking statements. Any forward-looking statement in this communication is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

ACN 157 690 830, 1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com

Appendix 1 – Chief Executive Officer Remuneration

Position	Chief Executive Officer
Commencement Date	19 May 2025
Term	Appointment on an on-going basis
Total Fixed Remuneration	USD$600,000 base salary
Short term incentive	Maximum of 100% of total fixed remuneration, subject to achievement of performance-based targets that will be determined by the Board as part of the established annual remuneration review process.
Long term incentive

USD$1,700,000 to be converted into a fixed number of performance rights based on the market value of the Company's shares at the time of grant and which will vest subject to achievement of vesting conditions that will be determined by the Board as part of the established annual remuneration review process. Consistent with past practice, it is anticipated that there will be vesting conditions linked to total shareholder return with a revenue modifier.

Notice period	3 months
Termination	Entitled to severance of 12 months' base salary, 12 months of STI, prorate STI for year of termination and 12 month vesting of LTI post termination.

ACN 157 690 830, 1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com